Neuberger Berman California Intermediate Municipal Fund Inc.
Neuberger Berman Dividend Advantage Fund Inc.
Neuberger Berman High Yield Strategies Fund

Neuberger Berman Income Opportunity Fund Inc.
Neuberger Berman Intermediate Municipal Fund Inc.

Neuberger Berman New York Intermediate Municipal Fund Inc.
605 Third Avenue

New York, NY 10158

April 23, 2009

Mr. Houghton Hallock
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Preliminary Proxy Statements filed by Western Investment LLC

Dear Mr. Hallock:

We are writing to bring to the Staff’s attention what we believe to be material misstatements and omissions contained in six preliminary proxy statements filed by Western Investment LLC (“Western”) in connection with the 2009 annual meetings of stockholders of Neuberger Berman California Intermediate Municipal Fund Inc. (“NBW”), Neuberger Berman Dividend Advantage Fund Inc. (“NDD”), Neuberger Berman Income Opportunity Fund Inc.(“NOX”), Neuberger Berman Intermediate Municipal Fund Inc. (“NBH”), Neuberger Berman High Yield Strategies Fund (“NHS”) and Neuberger Berman New York Intermediate Municipal Fund Inc. (“NBO”) (each a “Fund” and collectively, the “Funds”)1. The Western proxy statements nominate five candidates for election as Class I directors/trustees in opposition to the five nominees proposed by the Board of Directors/Trustees of the Funds (the “Boards”). Additionally, the Western proxy materials seek to persuade Fund stockholders to vote against each Fund’s proposals to approve new investment management and sub-advisory agreements.

On April 17, 2009, a letter was submitted in response to the preliminary proxy statement filed by Western in connection with NDD’s 2009 annual meeting of stockholders.2 As you may recall, the letter submitted for NDD, much like this letter, sought to bring certain material misstatements and omissions contained in Western’s proxy materials to the attention of the Staff. The preliminary proxy statements filed by Western in connection with each of the other Funds’

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1     Western filed a preliminary proxy statement for NDD on April 8, 2009, for NOX on April 10, 2009, for NHS on April 15, 2009, for NBW on April 17, 2009, for NBO on April 20, 2009 and for NBH on April 21, 2009.

2     Western filed a definitive proxy statement on April 23, 2009, the same day this letter was sent to the Staff. This letter responds to the content of the preliminary proxy statement and does not reflect changes made in the definitive proxy statement.

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annual meetings are substantially similar to the preliminary proxy statement filed in connection with NDD’s annual meeting. As a general matter, therefore, the material misstatements and omissions highlighted in NDD’s letter are also contained in the preliminary proxy statements Western filed in connection with the other Funds’ annual meetings. Rather than repeat them herein, we incorporate by reference the comments and issues raised in NDD’s April 17 letter. We note that certain information, including performance information, in each preliminary proxy statement is unique to a Fund. Although in some cases for different reasons, we believe that performance information in Western’s preliminary proxy materials is misleading and warrants careful consideration by the Staff. For example, in the proxy materials for each of NBW, NBH and NBO, Western’s use of Vanguard Intermediate-Term Tax-Exempt Fund (the “Vanguard Fund”) as a benchmark for the Funds’ performance is misleading. The Vanguard Fund is an open-end mutual fund that can not employ financial leverage and seeks to maintain a longer dollar-weighted average maturity than each of NBW, NBH and NBO and, therefore, is not an appropriate comparison for performance. The Vanguard Fund is also substantially larger than NBW, NBH and NBO combined. If it would be helpful, the Funds could submit an additional letter highlighting specific examples of misstatements and omissions that are of the same general nature to the issues identified in NDD’s letter. We would also be available at your convenience to discuss these points with you and your colleagues.

In addition to the material misstatements and omissions highlighted in NDD’s letter, set forth below are certain other issues and concerns relating primarily to share repurchase programs described in the proxy materials filed in connection with all the Funds’ annual meetings. The Funds believe that absent significant corrections to certain statements made in Western’s proxy materials, the materials are misleading to the Funds’ stockholders in violation of Rule 14a-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Western’s proxy materials include materially misleading information and omit material information relating to a weekly share repurchase program and its impact on a Fund’s net asset value per share (“NAV”). Western’s proxy statements claim that a weekly share repurchase program for a Fund’s common stock (a “Program”) would have a substantial positive impact on the Fund’s NAV and, based on the reference to the Program being in a proxy statement section entitled “We believe Neuberger Berman failed to address the Fund’s unacceptable NAV discount” (“Discount Section”), suggest that such a Program would improve the discount at which the Fund’s common stock trades. As discussed below, without further disclosure, such statements and others in the Discount Section are materially misleading. On page 7 of the proxy statement relating to NOX, for example, Western asserts that if NOX engaged in a Program making weekly open market purchases totaling 20% of the Fund’s weekly trading volume it could increase its NAV to $8.00, representing a percentage increase in NAV of more than 104% based on the “current” NAV. Although Western does not state, or identify the date of, the “current” NAV, we assume it is the NAV for April 3, 2009. In a footnote to these claims, Western directs stockholders seeking additional information to Schedule I, which includes a series of calculations purportedly representing NAV accretion and return on equity at different levels of share repurchases. However, the information and assumptions Western relies upon in making these calculations are inadequately described. For instance, Schedule I to NOX’s proxy statement states that the “expense analysis and assumptions associated with share reductions are derived from the most recently publicly available financials” but also uses in its assumptions

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NOX’s NAV as of April 3, 2009. Using expenses and income from one period and an NAV from another without adequate disclosure is confusing and inappropriate. Moreover, any use of the information as of the end of NOX’s most recent fiscal year must be qualified because there have been significant changes over the past few months that have had a notable impact on NOX, including, as described in its annual report, NOX’s refinancing of its leverage by redeeming its auction preferred shares and issuing notes and perpetual preferred shares. Moreover, the market returns over the last few months are dramatically different from the market returns during NOX’s fiscal year ended October 31, 2008, and this can have a significant, negative effect on income from investments, among other things. No estimates or assumptions regarding income or return on equity should be made based on this dated information without prominent disclosure regarding the dates of such information and the subsequent downturn in the market. Furthermore, as described below, the information in Schedule I of each proxy statement suffers from incorrect and/or inappropriate calculations, questionable assumptions and inadequate disclosure.

Calculations. Based on our estimates, the calculations in each proxy statement’s Schedule I overstate the net income a Fund could earn if it implements a Program and, as a result, exaggerate the benefits and underreport the potential risks associated with the Programs. In addition, the “Impact of Share Buy Back on NAV” table overstates the increase in NAV because it solely takes into account a static accretion based on a fixed discount and a decrease in the number of shares of common stock outstanding. The table ignores any likely changes in the level of income earned or expenses incurred by the Fund. The calculations also distort the projected effect of a Program because they use the same level of income even after a Fund’s assets have decreased so much that the Fund would have to partially or completely deleverage to maintain the asset coverage required by Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”). The calculations likewise do not take into account the costs associated with operating a Program (e.g., brokerage commissions), the impact that the constant need to raise or maintain cash could have on the management of a Fund’s portfolio or the effect of spreading fixed costs over a smaller asset base as the Fund decreases in size, all of which would result in a decrease in NAV and an increase in the Fund’s expense ratio. For example, the tables provide that after buying back more than 99% of its outstanding common stock, NOX would still have earnings per share of $2.957, implying that no adjustment in NOX’s income or expenses.

Assumptions. The calculations in each proxy statement’s Schedule I rely upon a number of inappropriate explicit and implicit assumptions, including the following:

(i) Discounts will not change. Each Schedule I’s “Impact of Share Buy Back on NAV” table assumes that the historical discounts for the applicable Fund are appropriate to use, without disclosure, qualification or explanation, when calculating the effect of a Program at various levels of share repurchases. In other words, regardless of the number of years a Program is in effect or the level of purchases made pursuant to a Program, the table assumes there will be no significant change in the discount to NAV at which Fund shares will trade. It is contrary to common sense to suggest that a Fund could purchase shares equaling 25% of its average weekly trading volume over several years and still not affect the discount at which its shares traded. Yet, even in that instance, the Schedule Is offer no explanation or defense for relying on this

Mr. Houghton Hallock

assumption. If any reduction in discount were included in the calculations for the table, the level of NAV accretion would be reduced.

(ii) Programs will not negatively impact income earned by Funds. The calculations in each Schedule I unrealistically assume, without disclosure or explanation, that the Funds will maintain the same level of income throughout the terms of the Programs. The Programs, however, require the Funds to liquidate assets in order to repurchase shares in the open market. It is not realistic to assume that a smaller base of assets would generate the same level of income, especially when the overall market is significantly down. Moreover, as the Funds liquidate additional assets to repurchase shares, they will need to reduce the amount of their leverage to remain in compliance with the 1940 Act. The decrease in leverage would likely impose an additional decrease in the level of income. If any of these factors were taken into account, the level of income, and therefore NAV, would be reduced.

(iii) Programs can be operated without any significant expense. The calculations in each Schedule I make no adequate adjustment for the expenses a Fund would incur if it implemented a Program. The only reference to expenses is the statement that the increase in ROE per share due to increased NAV “is only partially offset by per-share expense increases due to allocation of fixed costs over a smaller number of shares.” There is no allowance for the additional new expenses associated with a Program, such as brokerage commissions on the portfolio securities sold to raise the cash needed for the Programs and brokerage commissions on the transactions to repurchase Fund shares. Especially as the level of share repurchases approaches 50%, such Program expenses could be significant and, at a minimum, should be discussed in narrative form.

(iv) Programs can continue effectively regardless of Fund size. The “Impact of Share Buy Back on Net Asset Value” tables unreasonably assume, with no disclosure or explanation, that the Funds could continue to operate with no material changes to income or expenses even after the Funds have repurchased up to 95% of their outstanding shares of common stock. We believe that long before a Fund reaches that level of repurchases, it would incur significant expense, suffer a substantial loss of income and face difficulty in executing its investment strategy. As the size of a Fund decreases, it would also face more challenges in maintaining a diversified portfolio because it could not effectively purchase and sell small odd lot securities positions. We believe that a Fund would reach a stage where it could not continue operating before it reached certain levels of repurchases included in the tables. Western should revise the numbers in these “Impact of Share Buy Back on Net Asset Value” tables or, a minimum, disclose why it believes the Funds could maintain operations at such small asset sizes.

(v) Programs will not negatively impact per share return on equity or earnings per share of the Funds. The calculations in each Schedule I unrealistically assume, without disclosure or explanation, that under the Programs the per-share return on equity (“ROE”) and earnings per share for each Fund would remain steady or would actually increase due to the “increased NAV per share and a positive expected return on that NAV.” Based on the issues discussed above relating to income and expenses, among other reasons, this is an unreasonble assumption. In addition, it is unclear how ROE is calculated for each Fund. For NHS and NOX, there does not appear to be any clear connection between the stated, assumed ROE and either Fund’s financial statements or distributions. For NDD, the ROE could be based upon the

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investment income (without deducting certain leverage expenses) from the 2008 annual report and the market price per share as of the end of the fiscal year end. For NBW, NBO and NBH, the ROE could be based upon the investment income from the 2008 annual report and the market price per share as of the end of the fiscal year end. With respect to NDD, NBW, NBO and NBH, if the ROE is based on the 2008 annual report information and Fund market price as of the fiscal year end, as discussed above, use of such historic income figures is inappropriate given the subsequent market downturn; and, the assumption that the income would remain at a static level during the term of the Programs is unrealistic. For each Fund, Western should disclose the basis for the assumed ROE and the impact assumptions relating to ROE have on the results estimated under the Programs.

(vi) Purchases can be made as described at each level of a Program. Each Program requires a Fund to make a certain level of purchases in the open market. However, given the volatility in the level of trading volume, a Fund may not be able to readily make such purchases every week. Moreover, some of the repurchase levels included in the “Impact of Share Buy Back on NAV” tables would necessitate a Fund purchasing amounts – e.g., 25% and even 50% of weekly trading volume – in excess of those permitted by the safe harbor of Rule 10b-18. It is not reasonable to assume that a Fund would be willing to make such purchases.

Adjusting any of these assumptions to make them more realistic would decrease the level of NAV accretion Western would be able to claim. If Western is not prepared to make any changes it should have to include far more disclosure regarding the assumptions made and the effect of those assumptions on the anticipated results of the Programs.

Additional Disclosure Issues. Without correcting the information, or at the very least prominently disclosing the assumptions made and methods used, Western’s statements regarding the Program and the expected increase to NAV omit material information necessary to evaluate any claims regarding the Programs. In addition to the issues identified above, Western must disclose the time period and amount of share repurchases necessary to achieve the results it cites. Even with all the inappropriate calculations and assumptions, and the use of the next to highest level of share repurchases included in the examples, based on our calculations using the actual trading volumes, each Fund other than NHS would have to engage in a Program for years and buy back more than 2/3 of its outstanding shares of common stock to achieve the stated results. NOX, for example, would have to repurchase over 90% of its outstanding shares of common stock over more than a 5 year period to achieve the results stated in the Discount Section. Given these extreme levels, Western should not be able to claim that a Program would “pose no risk to the Fund and provides significant benefits to stockholders” without providing the information necessary to support this claim – and providing such information in the body of the proxy statement, not buried in a schedule. We believe operating a Program at the levels required to generate the results cited in the Discount Sections would, in fact, impose substantial risk, expense and harm to the Funds and Fund stockholders. Each Discount Section ends with the following question: “We wonder, why has this Board not executed such a simple plan?” We believe the plan is not “simple” and that the more appropriate question would be why would a board ever adopt a plan that would cause such damage and cripple a fund?

Moreover, even if Western calculated the accretion to NAV correctly in each Schedule I, Western does not explain how this accretion would decrease the discount to NAV at which Fund

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shares trade – which is the focus of each Discount Section. By discussing the Programs in the Discount Sections and asking “why has this Board not executed such a simple plan,” Western appears to imply that a repurchase program would improve Fund discounts. Even if the Programs increased NAV, it is not clear to us that Western could substantiate an argument that the Programs would have any long term positive effect on Fund discounts. Without explaining and substantiating any claimed connection between the Programs and changes in discounts, the reference to the Programs in the Discount Sections omits material information and is misleading.

We further note that even if the accretive impact on NAV were as described in each Schedule I, there is no precedence to suggest that the discount from NAV at which Fund shares trade would decrease over the long term. Many brokers and consultants have evaluated open market repurchase programs and concluded that they do not have a long term positive impact on fund discounts. While a share repurchase program may narrow a fund’s discount to NAV during the time purchases are made in the open market by temporarily increasing the demand (and therefore the market price) for fund shares, once the program ends, all other things being equal, the demand (and therefore the market price) for fund shares usually decreases. If the open market purchases have been made when the fund shares traded at a discount, they likely would have an accretive effect that, absent other factors, would lead to an increase in the fund’s NAV. If there is an increase in NAV, any decrease in market price could lead to an actual increase in the discount to NAV at which fund shares trade. It should be apparent that a fund could not maintain a continual share repurchase program as it would cause the fund to shrink to a size too small to operate effectively (and Western does not provide any rationale to suggest that a program could last indefinitely). Therefore, any inference that the Programs described in Western’s proxy statements would have a positive effect on Fund discounts is misleading without additional qualifying disclosure.

Finally, Western inaccurately asserts at the end of each Discount Section that it has had “numerous” conversations with Neuberger Berman over several years and has urged them to implement a share repurchase program. While members of Neuberger Berman have communicated with Western on several occasions, Western has not “urged them to implement those accretive purchases, all to no avail” over the course of several years. Moreover, Western has not, at any meeting, provided information to a Fund Board that would enable the Board to conclude that an open market share repurchase program would be effective for the Fund or that would refute the conclusions of the industry experts the Board consulted to consider options, including share repurchase programs, to address Fund discounts. Any suggestion to the contrary is misleading.

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Mr. Houghton Hallock

Thank you very much for your consideration of this letter. We of course leave it to the Staff to determine whether to request that Western refile its materials in preliminary form, to give the Staff an opportunity to determine whether Western has addressed these concerns.

Please call Art Delibert at 202-778-9042, Jennifer Gonzalez at 202-778-9286 or me at 212-476-5948 if you have any questions or if you would like copies of any of the material referred to in this letter.

Very truly yours,

Robert Conti

President, Chief Executive Officer and Director

Neuberger Berman California Intermediate Municipal Fund Inc.

Neuberger Berman Dividend Advantage Fund Inc.

Neuberger Berman High Yield Strategies Fund

Neuberger Berman Income Opportunity Fund Inc.

Neuberger Berman Intermediate Municipal Fund Inc.

Neuberger Berman New York Intermediate Municipal Fund Inc.

President and Chief Executive Officer

Neuberger Berman Management LLC